Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

ttomaselli@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3180	facsimile:	(212) 318-3400
June 18, 2008
VIA FACSIMILE
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Carmen Moncado-Terry

Re:	TXCO Resources Inc. Amendment No. 1 to Form S-3 Filed May 16, 2008 File No. 333-150107
Dear Ms. Moncado-Terry:
     In connection with the offer and sale by TXCO Resources Inc. (“TXCO”) of its Series D Convertible Preferred Stock (the “Series D Preferred Stock”) and Series E Convertible Preferred Stock (the “Series E Preferred Stock” and, together with the Series D Preferred Stock, the “Preferred Stock”), TXCO entered into upper call spread transactions (the “Upper Call Spread Options”) and lower call spread transactions (the “Lower Call Spread Options”) on November 21, 2007, February 28, 2008 and April 4, 2008 (collectively, the “Call Spread Transactions”) with Capital Ventures International (“CVI”). The Call Spread Transactions are separate transactions with CVI and are not governed by the Securities Purchase Agreements entered into by TXCO in connection with the sale of the Preferred Stock, nor do they have any effect on the terms of either series of Preferred Stock or the rights of the holders of the Preferred Stock or the number of shares to be received by the holders upon the conversion of their Preferred Stock.
     The purpose of the Call Spread Transactions is to effectively, by economic effect rather than by amendment to the terms of the applicable series of Preferred Stock, increase the conversion premium on the Series D Preferred Stock and Series E Preferred Stock from 20% to up to 50% of the price of TXCO’s common stock on the date of issuance of the Preferred Stock, depending on the price of TXCO’s common stock on the conversion date, as well as, if exercised, the price of TXCO’s common stock on the dates of exercise of the Lower Call Spread Options and the Upper Call Spread Options. The Call Spread Transactions are intended to offset a portion of the dilution that TXCO’s stockholders will experience upon conversion of the Preferred Stock. Upon conversion in full of the Preferred Stock, based upon the applicable conversion prices currently in effect, TXCO would be required to deliver 5,910,999 shares of common stock to the converting holders of Preferred Stock. Pursuant to the Call Spread Transactions, TXCO has the right to obtain from CVI shares of its common stock to offset a
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United States Securities and Exchange Commission
June 18, 2008

portion of the dilution that TXCO’s stockholders will experience upon conversion of the Preferred Stock. To the extent TXCO exercises these rights, the number of shares outstanding following conversion of the Preferred Stock and settlement under the Call Spread Transactions would in most cases be reduced. The Call Spread Transactions taken together allow TXCO to increase the price—the threshold point—at which dilution of TXCO’s common stockholders would otherwise occur upon conversion of the Series D Preferred Stock from $14.48 to up to $18.10 per share of common stock, depending on the market price of TXCO’s common stock on the date of conversion and, if exercised, the dates of exercise of the Lower Call Spread Options and the Upper Call Spread Options, and upon conversion of the Series E Preferred Stock from $17.36 to up to $21.71 per share of common stock, depending on the market price of TXCO’s common stock on the date of conversion and, if exercised, the dates of exercise of the Lower Call Spread Options and the Upper Call Spread Options. However, the Call Spread Transactions will not change the number of shares of common stock issuable to the holders of Preferred Stock upon conversion of the Preferred Stock. The Call Spread Transactions have the economic effect of increasing the conversion price by either CVI paying TXCO additional cash (as if TXCO had sold the Preferred Stock for a higher price), in the case of a cash settlement, or CVI acquiring shares in the open market and delivering them to TXCO, thereby reducing the number of outstanding shares and putting TXCO in the same position as if it had issued Preferred Stock with a higher conversion price, in the case of a net share settlement. CVI, not the Preferred Stockholders, will bear the risk of any increase in TXCO’s stock price.
     TXCO cannot predict what the market price of its common stock will be at the time of conversion of its Preferred Stock, if converted, and if exercised, at the time of exercise of, the Lower Call Spread Options and the Upper Call Spread Options, and thus cannot predict what, if any, dilutive impact the exercise of the conversion right may have if holders elect to convert their Preferred Stock and the effect of the Call Spread Transactions on dilution.
     In general, the Lower Call Spread Options, which expire with respect to a specified tranche of Preferred Stock on the earlier of a specified date or 30 days after conversion, require CVI to deliver to TXCO either cash or shares, at TXCO’s option, in an amount equal to the number of options exercised multiplied by the difference between the market price of the TXCO common stock at the time the option is exercised and the Lower Strike Price, divided, in the case of a settlement in shares, by the market price.
     In general, the Upper Call Spread Options, which expire with respect to a specified tranche of Preferred Stock on specified dates (which are one year later than the specified dates for the same tranche in the Lower Call Spread Options), require TXCO to deliver to CVI either cash or shares, at TXCO’s option, in an amount equal to the number of options exercised multiplied by the difference between the market price of the TXCO common stock at the time the option is exercised and the Higher Strike Price divided, in the case of a settlement in shares, by the market price.

United States Securities and Exchange Commission
June 18, 2008

     The following summary describes the operation of the Call Spread Transactions with respect to the Series D Preferred Stock in four scenarios: (i) the closing price of TXCO’s common stock is greater than $14.48 (the “Lower Strike Price”); (ii) the closing price of TXCO’s common stock is equal to $18.10 (the “Higher Strike Price”); (iii) the closing price of TXCO’s common stock is greater than the Higher Strike Price; and (iv) the closing price of TXCO’s common stock is equal to or less than the Lower Strike Price. The Call Spread Transactions would operate similarly with respect to the Series E Preferred Stock, except that the Lower Strike Price would be $17.36 and the Higher Strike Price would be $21.71.
1.	Market Price is Greater Than the Lower Strike Price
     If the market price of TXCO’s common stock on a conversion date is greater than the Lower Strike Price, then the tranche of the Lower Call Spread Options expiring on that date would be exercisable by TXCO. For illustrative purposes, TXCO provides an example of each settlement option assuming that the closing price of its common stock at each expiration date is $18.00 per share and TXCO chose the settlement option specified below on each of those dates. With respect to the Lower Call Spread Options:
•	Cash Settlement Option.

If TXCO were to elect the cash settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price of TXCO common stock at such time and the Lower Strike Price.

At a closing price of $18.00 per share on each expiration date, TXCO would be entitled to receive from CVI $16,751,416, which is equal to the product of (i) the number of shares covered by the Call Spread Transactions with respect to the Series D Preferred Stock, 4,758,925 shares, and (ii) $3.52, which equals the difference between the market price of $18.00 per share and the Lower Strike Price of $14.48.

•	Net Share Settlement Option.

If TXCO were to elect the net share settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO outstanding shares of common stock with a value equal to the cash value of the differential described under “Cash Settlement Option” above.

At a closing price of $18.00 per share on each expiration date, TXCO would be entitled to receive from CVI, 930,634 outstanding shares of TXCO’s common stock, which is equal to the number of whole shares that can be purchased for

United States Securities and Exchange Commission
June 18, 2008

$16,751,416 (the net benefit deliverable to TXCO under the cash settlement option) at the current market price of $18.00 per share. As a result, the net increase in the number of outstanding shares of common stock as a result of the conversion of the Series D Preferred Stock would be 3,828,275 shares: 4,758,909 shares[1] issued upon conversion of the Series D Preferred Stock, reduced by 930,634 shares returned to TXCO by CVI.
     At a price of $18.00, the Upper Call Spread Options sold by TXCO to CVI would expire without value. If, however, the Preferred Stock were converted and the Lower Call Spread Options were exercised when the market price of the TXCO common stock was $18.00, but prior to the expiration of the Upper Call Spread Options, the market price of the TXCO common stock exceeded the Higher Strike Price, then the amount of cash or number of shares received by TXCO from CVI would be reduced. In such a situation if the market price of the TXCO common stock at the time of exercise of the Upper Call Spread Options exceeded $21.62 per share, then TXCO would either have to pay cash or issue shares to CVI in excess of the cash or shares received from CVI under the Lower Call Spread Option, thereby effectively reducing the conversion premium below 20%.
2.	Market Price is Equal to the Higher Strike Price
     If the market price of TXCO’s common stock on a conversion date is equal to the Higher Strike Price, then the tranche of the Lower Call Spread Options expiring on that date would be exercisable by TXCO. For illustrative purposes, TXCO provides an example of each settlement option assuming that the closing price of its common stock at each expiration date is the Higher Strike Price of $18.10 per share and TXCO chose the settlement option specified below on each of those dates. With respect to the Lower Call Spread Options:
•	Cash Settlement Option.

If TXCO were to elect the cash settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price of TXCO common stock at such time and the Lower Strike Price.

At a closing price of $18.10 per share on each expiration date, TXCO would be entitled to receive from CVI $17,227,308, which is equal to the product of (i) the number of shares covered by the Lower Call Spread Option with respect to the Series D Preferred Stock, 4,758,925 shares, and (ii) $3.62, the difference between Lower Strike Price of $14.48 and the market price of $18.10.

[1]	The shares issuable upon the Call Spread Transactions differ from the number of shares issuable upon conversion of the Preferred Stock due to rounding.

United States Securities and Exchange Commission
June 18, 2008

•	Net Share Settlement Option.

If TXCO were to elect the net share settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO outstanding shares of common stock with a value equal to the cash value of the differential described under “Cash Settlement Option” above.

At a closing price of $18.10 per share on each expiration date, TXCO would be entitled to receive from CVI, 951,784 outstanding shares of TXCO’s common stock, which is equal to the number of whole shares that can be purchased for $17,227,308 (the net benefit deliverable to TXCO under the cash settlement option) at the current market price of $18.10 per share. As a result, the net increase in the number of outstanding shares of common stock as a result of the conversion of the Series D Preferred Stock would be 3,807,125 shares: 4,758,909 shares[2] issued upon conversion of the Series D Preferred Stock, reduced by 951,784 shares returned to TXCO by CVI.
     At a price of $18.10, the Upper Call Spread Options sold by TXCO to CVI would expire without value. If, however, the Preferred Stock were converted and the Lower Call Spread Options were exercised when the market price of the TXCO common stock was $18.10, but prior to the expiration of the Upper Call Spread Options, the market price of the TXCO common stock exceeded the Higher Strike Price, then the amount of cash or number of shares received by TXCO from CVI would be reduced. In such a situation if the market price of the TXCO common stock at the time of exercise of the Upper Call Spread Options exceeded $21.72 per share, then TXCO would either have to pay cash or issue shares to CVI in excess of the cash or shares received from CVI under the Lower Call Spread Option, thereby effectively reducing the conversion premium below 20%.
3.	Market Price is Greater Than the Higher Strike Price
     If the market price of TXCO’s common stock on an exercise date was greater than the Higher Strike Price, then the tranche of the Lower Call Spread Options expiring on that date would be exercisable by TXCO and the tranche of Upper Call Spread Options expiring on that date would be exercisable by CVI. For illustrative purposes, TXCO provides an example of each settlement option assuming that the closing price of TXCO’s common stock at each expiration date is $25.00 per share and TXCO chose the settlement option in question on each of those dates.

[2]	The shares issuable upon the Call Spread Transactions differ from the number of shares issuable upon conversion of the Preferred Stock due to rounding.

United States Securities and Exchange Commission
June 18, 2008

•	Cash Settlement Option.

If TXCO were to elect the cash settlement option, TXCO would be obligated to deliver to CVI cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price and the Higher Strike Price and TXCO would be entitled to receive from CVI a cash payment equal to the product of the number of options exercisable on such date and the difference between the market price and the Lower Strike Price.

At a closing price of $25.00 per share on each expiration date, TXCO would be required to pay CVI $32,836,582, which is equal to the product of (i) the number of shares covered by the Call Spread Transactions with respect to the Series D Preferred Stock, 4,758,925 shares, and (ii) $6.90, the difference between the Higher Strike Price of $18.10 and the market price of $25.00.

In this situation, TXCO would be entitled to receive a cash payment of $50,063,891 under the Lower Call Spread Option (4,758,925 options multiplied by $10.52 (the difference between the market price of $25 and the conversion price of $14.48)).

On a net basis, TXCO would be entitled to a cash payment of $17,227,308.

•	Net Share Settlement Option.

If TXCO were to elect the net share settlement option, TXCO would be obligated to deliver to CVI outstanding shares of common stock with a value equal to the cash value of the differential described under “Cash Settlement Option” above and TXCO would be entitled to receive from CVI outstanding shares of common stock with a value equal to the cash value of the differential described under “Cash Settlement Option” above.

At a closing price of $25.00 per share on each expiration date, TXCO would be required to deliver to CVI, 1,313,463 shares of TXCO’s common stock, which is equal to the number of whole shares that can be purchased for $32,836,582 (the net benefit deliverable to CVI under the cash settlement option) at the current market price of $25.00 per share.

In this situation, TXCO would be entitled to a share payment of 2,002,555 under the Lower Call Spread Option (4,758,925 options multiplied by $10.52 (the difference between the market price of $25 and the conversion price of $14.48) and then divided by $25).

United States Securities and Exchange Commission
June 18, 2008

On a net basis, TXCO would be entitled to a share payment of 689,092 shares of its common stock.
     However, if the market price of the TXCO common stock is less than approximately $19.00 per share on the date the Series D Preferred Stock is converted and the Lower Call Spread Option is exercised, and the market price exceeds approximately $24.00 at the time the applicable Upper Call Spread Option is exercised, then TXCO would either have to pay cash or issue shares to CVI in excess of the cash or shares received from CVI under the Lower Call Spread Options, thereby effectively reducing the conversion premium received by TXCO below 20%.
4.	Market Price is Less Than the Lower Strike Price
     If the market price of TXCO’s common stock on an exercise date were less than the Lower Strike Price, then the tranche of the Lower Call Spread Options expiring on that date would each expire without value and TXCO would not receive any shares of common stock or cash from CVI with respect to that tranche. TXCO would only be obligated to deliver cash or shares of common stock in respect of that tranche under the Upper Call Spread Option if, at the time of expiration of such option, the market price exceeded the Higher Strike Price.
     The examples given above are hypothetical only, and are not intended to suggest whether TXCO anticipates that the value of it common stock at any time will be greater or less than the applicable conversion price of the Preferred Stock. The Lower Call Spread Options have the effect on TXCO and its current common stockholders of reducing the dilution that would otherwise result from the conversion of the Preferred Stock. The Upper Call Spread Options cap CVI’s liability under the Lower Call Spread Options at the Higher Strike Price by effectively requiring TXCO to either pay $1.00 or deliver one share of its common stock to CVI for each $1.00 or share of common stock received from CVI to the extent the market price is greater than the Higher Strike Price at the time the Lower Call Spread Option is exercised.
     As discussed, the Call Spread Transactions are contracts entered into by TXCO with CVI, and are not part of the terms of the Preferred Stock. The holders of Preferred Stock will not have any rights with respect to the Call Spread Transactions. As the counterparties to the Call Spread Transactions, only TXCO and CVI will have rights under such contracts. However, such contracts are separate and apart from CVI’s rights under the Preferred Stock, which it can elect to assign, transfer and/or convert without any effect on the Call Spread Transactions. Additionally, CVI can transfer its rights under either or both of the Lower Call Spread Options or the Upper Call Spread Options without transferring the shares of Preferred Stock that they own. The Call Spread Transactions were entered into with the intent of reducing dilution to TXCO’s stockholders upon the conversion of the Preferred Stock. The conversion price of the Preferred Stock is not affected or adjusted in any manner by the terms of the Call Spread Transaction and the shares of TXCO common stock issuable to the holders of Preferred Stock upon conversion

United States Securities and Exchange Commission
June 18, 2008

will not be changed by any exercise or non-exercise of the Lower Call Spread Options or the Upper Call Spread Options.
     The shares included in the Registration Statement filed by TXCO relate to shares which it may be required to deliver in the event that the market price of TXCO’s common stock is greater than the applicable Higher Strike Price. Since TXCO is obligated to deliver shares that are registered for resale in such situation, it determined to register such shares now for convenience purposes.
     If you have any additional questions relating to the foregoing please feel free to contact the undersigned at (212) 318-3180, Roy Goldman at (212) 318-3219 or Daryl Lansdale, Jr. at (210) 270-9367.
Very truly yours,
/s/ Traci M. Tomaselli
Traci M. Tomaselli

cc:	Roy Goldman Daryl Lansdale, Jr. M. Frank Russell Timothy Levenberg